DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04009279

PROCESSED
MAR 11 2004
THOMSON
FINANCIAL

February 18, 2004

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	March 3, 2004

Mr. David Geske
Managing Partner
Circadian Partners LLC
22 Oak Drive
Riverside, CT 06878

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Geske:

We have received your letter, dated January 15, 2004, in which you request on behalf of Circadian Partners LLC (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ended December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 18, 2003. The Firm is required, under paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year, unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective November 18, 2003, you have requested an exemption from filing annual audit reports for the year ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. The annual report for the year ending December 31, 2004, however, must cover the entire period from November 18, 2003, the effective date of the Firm's registration with the Commission.

1283291

This letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Matthew B. Comstock
Special Counsel

cc: Susan DeMando, NASD Regulation, Inc.

Matt

CIRCADIAN PARTNERS LLC

January 15, 2004

Mr. Thomas McGowan
Assistant Director
Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Mr. McGowan,

I was advised by Carol Charnock in your Market Regulation Dept. to direct this request for a waiver on submitting an annual financial audit for my recently approved broker-dealer firm (fiscal and calendar years coincide for my firm).

I hereby request to be waived from submitting a 2003 annual financial audit for my firm:

> Circadian Partners LLC
> 22 Oak Drive
> Riverside, CT 06878
> CRD#: 127808

I am making this request for the following reasons:

- I was granted broker-dealer registration approval by the NASD late in the year: November 18, 2003. As a result, my NASD chief examiner advised me to submit an audit waiver with the SEC;
- I conducted no business for the remainder of 2003 after obtaining approval;
- The firm's financial position is excellent;
- The next annual audit I submit shall cover not only 2004 but also the period in 2003 during which I was a registered broker-dealer, i.e., from Nov 14 – Dec 31, 2003.

I look forward to receiving waiver confirmation at your earliest convenience. I may be reached at (203) 570-7950 of you have any questions.

Regards,

David Geske
Managing Partner

22 OAK DRIVE • RIVERSIDE, CT 06878 • TEL: (203) 570-7950 • FAX: (203) 547-6257 • WWW.CIRCADIANPARTNERS.COM